SECURIT 04002483 ION
Washington, D.C. 20549

MAR 1 - 2004
603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDC Derivatives Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Sieczka **(212) 891-6177**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul Sieczka, and I, Ramine Rouhani, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDC Derivatives Inc., as of December 31, 2003, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Sieczka

Financial Principal
Title

Ramine Rouhani

General Securities Principal
Title

Notary Public
JOSEPHINE A. RUSSELL
Notary Public, State of New York
No. 31-01RU5051160
Qualified in New York County
Commission Expires February 7, 2006

CDC Derivatives Inc.

(A wholly owned subsidiary
of CDC IXIS Capital Markets North America Inc.)

Statement of Financial Condition
December 31, 2003

CDC Derivatives Inc.
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
CDC Derivatives Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of CDC Derivatives Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

CDC Derivatives Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 12,551,849
Derivatives contracts	655,635,696
Due from clearing broker	297,563,319
Securities owned, pledged to clearing broker	153,443,487
Deferred tax asset	389,135
Other assets	383,675
Total assets	$ 1,119,967,161
Liabilities and Stockholder's Equity	
Liabilities	
Short term borrowings	$ 33,630,081
Payable to counterparties	168,721,000
Derivatives contracts	293,707,296
Securities sold, but not yet purchased, at market value	285,320,713
Due to affiliates, net	188,063,377
Accounts payable and accrued liabilities	7,088,234
	976,530,701
Subordinated loan	120,000,000
Total stockholder's equity	23,436,460
Total liabilities and stockholder's equity	$ 1,119,967,161

The accompanying notes are an integral part of this statement of financial condition.

1. Business and Organization

CDC Derivatives Inc., a Delaware corporation (the "Company"), is a wholly-owned subsidiary of CDC IXIS Capital Markets North America Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of CDC IXIS North America Inc. ("CDC IXIS NA") which is a wholly-owned subsidiary of CDC Finance – CDC IXIS ("CDC IXIS"). CDC IXIS is owned by the Caisse des Dépôts et Consignations (43.55%) , by EULIA (53%), a holding company jointly owned by the Caisse des Dépôts Group (50.1%), and by the Caisses d'Epargne Group (49.9%), and by Sanpaolo IMI Bank (3.45%). The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC"). The Company's business consists of eligible over-the-counter ("OTC") derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all money market instruments and highly liquid debt instruments purchased and not held for resale, with an original maturity of three months or less, to be cash equivalents. At December 31, 2003, all cash and cash equivalents were held at major U.S. financial institutions.

Derivatives and securities valuation
Gains and losses on derivatives and securities and related expenses are recorded on a trade date basis on the Statement of Operations. The Statement of Financial Condition reflects purchases and sales of derivatives and securities on a trade date basis.

Derivatives and securities used in the Company's activities are carried at fair value or amounts that approximate fair value with unrealized gains and losses recognized in "Principal Transactions, net" on the Statement of Operations. Fair value is based on listed market prices or broker or dealer price quotations. To the extent that prices are not readily available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain OTC derivative instruments are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curve and/or volatility factors of the underlying positions.

In 2003, CDC IXIS refined its methodology for approximating fair value for OTC equity derivatives transactions that do not have readily available prices.

Concentrations of credit risk
The Company clears its equity and listed option transactions through an unaffiliated prime broker. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker/dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Due from Clearing Broker
The balance with the clearing broker represents the net proceeds of the financial instruments sold, but not yet purchased and amounts on deposit. Such amounts are subject to margin and other requirements and may not be available for general use, except to close out open short positions.

Deferred taxes
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates applicable to the periods in which the differences are expected to reverse.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. Derivatives Contracts

Derivatives contracts are financial instruments, such as futures, forwards or options that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities of indices.

All of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the Company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Gains and losses on derivatives used for trading purposes are included in "Principal transactions, net" on the Statement of Operations and in "Derivative Contracts" and in asset and liability lines on the Statement of Financial Condition.

	Assets	Liabilities
Equity option contracts	$ 638,716,241	$ 224,442,214
Interest rate swaps	8,281,960	50,198,136
Equity swaps	8,637,495	19,066,946
Total valuation	$ 655,635,696	$ 293,707,296

Included in the table above are $56,092,126 assets and $82,228,874 liabilities of listed equity options owned and sold, but not yet purchased, at market value which are pledged to clearing broker.

The Company receives collateral in connection with derivative transactions and other secured lending activities. These securities may be used to enter into securities lending or derivative transactions, or cover short positions. As of December 31, 2003, the fair value of securities

received as collateral by the Company that it was permitted to sell or repledge was $247.5 million, of which $166.9 million was sold or repledged.

The Company also received cash collateral of $168.7 million, included in payable to counterparties on the Statement of Financial Condition.

In some instances the Company enters into written equity put options that meet the definition of a guarantee under FASB Interpretation (FIN) No. 45. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be settled in cash and the firm has no basis to conclude that it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. As of December 31, 2003 these derivatives represent a total notional amount of $348 million and a value of $28 million included in "Derivatives contracts" liabilities on the Statement of Financial Condition.

4. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, as reported on the Statement of Financial Condition at December 31, 2003, consists of only equity securities at market value.

Securities sold, but not yet purchased, represent obligations of the Company to deliver a specified security at a contracted price, thereby creating a liability to purchase that security at current market prices. The Company has recorded this liability on the Statement of Financial Condition as of December 31, 2003 at market value. However, these transactions may result in off-balance-sheet risk if the market price of the securities increases subsequent to December 31, 2003. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

5. Regulatory Requirements

The Company is a registered U.S. broker-dealer, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has been granted permission by the Securities and Exchange Commission to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 31, 2003, the Company had regulatory net capital, as defined, of $124,700,836, which exceeded the minimum amount required by $104,700,836.

6. Related-Party Transactions

In conjunction with a netting arrangement between the Company and members of the CDC IXIS North America Group ("the Group"), the Company settles all receivables and payables with affiliates on a net basis.

During 2003, the Company was charged by CDC IXIS NA for Human Resources and Credit support. During 2003, the Company was charged by the Parent for management, accounting, operations, information systems, office space, legal and other support services. These expenses include salaries, bonuses, participation in Parent's stock-based incentive plan, participation in CDC IXIS NA's Long Term Incentive plan and other expenses.

The Company received a financial guarantee dated January 21, 2002 and amended on October 23, 2003 from CDC Finance – CDC IXIS whereby all of the Company's market obligations are fully

guaranteed by CDC Finance – CDC IXIS. Costs associated with such guarantees are borne by an affiliate.

The Company obtains short-term and overnight funding from CDC Financial Products. At December 31, 2003, the outstanding balance totaled $33,630,081, included in short term borrowings. The interest rate on short term borrowings was 1.134% at December 31, 2003.

At December 31, 2003, the Company recorded a payable to CDC Financial Products of $192,747,125 and a receivable from CDC IXIS NA of $4,907,782, included in due to affiliates, net, pursuant to the arrangement described above.

The Company paid interest expense to affiliates for short term borrowings and other payables during the year-ended December 31, 2003.

7. Subordinated Loans

In April 2003, the Company retired the existing subordinated loan agreements totaling $90 million and concurrently, entered into a new subordinated loan agreement with the Parent for a loan amount of $120 million. The Company rolled over $90 million related to the retired loans and received an additional $30 million in cash.

The loan has scheduled maturity date of May 15, 2009 and carries an interest rate of three-month LIBOR plus 25 basis points.

The subordinated loans qualify as equity capital for regulatory purposes. The subordinated loans may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. At December 31, 2003, $224,034 is included in due to affiliates, net, on the Statement of Financial Condition related to accrued interest payable on the subordinated loan.

8. Income Taxes

The Company is included in the consolidated Federal and combined state and local income tax returns filed by CDC IXIS NA. For Federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. In accordance with a written agreement, benefits are credited to each company to the extent available in the consolidated group.

At December 31, 2003, the deferred tax asset of $389,135 is primarily related to deferred compensation.

9. Guarantor Arrangements

The Company clears all of its securities transactions through a clearing broker. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this

right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During 2003, the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.